UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-250990

SAWAI GROUP HOLDINGS KABUSHIKI KAISHA

(Exact name of registrant as specified in its charter)

SAWAI GROUP HOLDINGS Co., Ltd.

(Translation of registrant’s name into English)

5-2-30, Miyahara

Yodogawa-ku, Osaka 532-0003

Japan
+81-6-6105-5818

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☒
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

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TABLE OF CONTENTS

PART I

Item 1. Exchange Act Reporting History

Item 2. Recent United States Market Activity

Item 3. Foreign Listing and Primary Trading Market

Item 4. Comparative Trading Volume Data

Item 5. Alternative Record Holder Information

Item 6. Debt Securities

Item 7. Notice Requirement

Item 8. Prior Form 15 Filers

PART II

Item 9. Rule 12g3-2(b) Exemption

PART III

Item 10. Exhibits

Item 11. Undertakings

SIGNATURE

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PART I

Item 1. Exchange Act Reporting History

A. Sawai Pharmaceutical Co., Ltd. (the “Predecessor Registrant”) filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4 (the “Registration Statement”) in connection with a share transfer (the “Share Transfer”) under the Companies Act of Japan. The Registration Statement was declared effective by the Commission on December 4, 2020, and thus the Predecessor Registrant first incurred the duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on such date.

The Share Transfer was approved by the Predecessor Registrant’s shareholders at a shareholders’ meeting held on December 21, 2020. SAWAI GROUP HOLDINGS Co., Ltd. (the “Registrant”), which has been newly incorporated on April 1, 2021 concurrently with the effectiveness of the Share Transfer, acquired all shares of common stock of the Predecessor Registrant through the Share Transfer, thereby becoming the wholly owning parent company of the Predecessor Registrant. On the same date, the Predecessor Registrant filed a notice on Form 15 pursuant to Rule 15d-6 under the Exchange Act informing the Commission of the suspension of its duty to file reports under Section 15(d) of the Exchange Act, and the Registrant assumed such duty.

B. The Predecessor Registrant and the Registrant have filed or submitted all reports required under Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F, including an annual report on Form 20-F filed on June 28, 2021.

Item 2. Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), on December 21, 2020, when the Predecessor Registrant’s shareholders approved the Share Transfer, as described in Item 1. The Predecessor Registrant’s securities have never been sold in the United States in a registered offering under the Securities Act.

Item 3. Foreign Listing and Primary Trading Market

A. The Registrant has maintained a listing of its common stock on the Tokyo Stock Exchange (the “TSE”), Tokyo, Japan. The Predecessor Registrant had also maintained a listing of its common stock on the TSE, as described below.

B. The Predecessor Registrant’s common stock was initially listed on the TSE in December 2000. Such common stock was delisted on March 30, 2021, in anticipation of the Share Transfer and the succession of the Registrant to the listing. In connection with the Share Transfer, on April 1, 2021, the Registrant succeeded to the Predecessor Registrant’s TSE listing. The Predecessor Registrant and the Registrant have thus collectively maintained a listing of shares of their common stock on the TSE during at least the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in the Registrant’s common stock that occurred in Japan on the TSE for the period from April 1, 2021 to October 31, 2021 (both dates inclusive) was 99.98% of the worldwide trading volume. The percentage of trading in the Predecessor Registrant’s common stock that occurred in Japan on the TSE for the period from November 1, 2020 to March 31, 2021 (both dates inclusive) was 99.98% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

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A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on November 1, 2020 and ended on October 31, 2021 (both dates inclusive) (the “Applicable Period”). For the purposes of this Item 4:

•	the “Pre-Share Transfer Applicable Period” refers to the period between November 1, 2020 and March 31, 2021 (both dates inclusive); and
•	the “Post-Share Transfer Applicable Period” refers to the period between April 1, 2021 and October 31, 2021 (both dates inclusive).

B. The average daily trading volume (“ADTV”) of the common stock of the Predecessor Registrant in the United States for the Pre-Share Transfer Applicable Period was 26 shares. The ADTV of the common stock of the Predecessor Registrant on a worldwide basis for the Pre-Share Transfer Applicable Period was 174,466 shares. The ADTV of the common stock of the Registrant for the Pre-Share Transfer Applicable Period was zero.

The ADTV of the common stock of the Registrant in the United States for the Post-Share Transfer Applicable Period was 23 shares. The ADTV of the common stock of the Registrant on a worldwide basis for the Post-Share Transfer Applicable Period was 96,281 shares. The ADTV of the common stock of the Predecessor Registrant for the Post-Share Transfer Applicable Period was zero.

C. The ADTV of the common stock of the Predecessor Registrant in the United States for the Pre-Share Transfer Applicable Period was 0.02% of the ADTV of such stock on a worldwide basis for such period. The ADTV of the common stock of the Registrant in the United States for the Post-Share Transfer Applicable Period was 0.02% of the ADTV of such stock on a worldwide basis for such period.

D. Neither the Registrant’s or the Predecessor Registrant’s common stock, nor American Depositary Shares representing such common stock, are or have been listed on any national securities exchange or inter-dealer quotation system in the United States.

E. The Registrant has not established a sponsored American Depositary Receipt (“ADR”) facility regarding its common stock. From December 4, 2020, when the Registration Statement was declared effective, to date, the Predecessor Registrant has not established a sponsored ADR facility regarding its common stock.

F. The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Registrant published in the United States a notice of its intent to terminate its reporting obligations under Section 15(d) of the Exchange Act on December 22, 2021.

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B. The Registrant used PR Newswire to disseminate the notice in the United States.  A copy of the notice is attached as Exhibit 1.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its website: https://global.sawaigroup.holdings/.

PART III

Item 10. Exhibits

1.1 Press release dated December 22, 2021.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, SAWAI GROUP HOLDINGS Co., Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, SAWAI GROUP HOLDINGS Co., Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: December 22, 2021

SAWAI GROUP HOLDINGS Co., Ltd.

By:	/s/ Kazuhiko Sueyoshi
	Name:	Kazuhiko Sueyoshi
	Title:	Representative Director, President, Group Chief Operating Officer and Group Chief Administrative Officer

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